Exhibit 99.1

The Metals Royalty Company Inc.

Unaudited Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

The Metals Royalty Company Inc.
Unaudited Condensed Interim Consolidated Statements of Net Income / (Loss) and Comprehensive Income / (Loss)
(Expressed in US dollars)

		Three Months Ended June 30,		Six Months Ended June 30,
	Note	2026	2025	2026	2025
Operating expenses
General and administrative expenses	11	$2,618,033	$259,828	$7,282,994	$336,642
Share-based compensation expenses	7, 8	3,481,743	—	9,582,261	39,931
Total operating expenses		6,099,776	259,828	16,865,255	376,573
Operating loss		(6,099,776)	(259,828)	(16,865,255)	(376,573)
Other income / (expenses)
Finance costs / (income), net	12	521,982	(11,246)	(31,496)	(27,777)
Net loss from continuing operations		(6,621,758)	(248,582)	(16,833,759)	(348,796)
Net income from discontinued operations	15	—	219,422	—	412,990
Net income / (loss) and comprehensive income / (loss)		$(6,621,758)	$(29,160)	$(16,833,759)	$64,194
Net income / (loss) per share
Continuing operations, basic and diluted		$(0.12)	$(0.01)	$(0.31)	$(0.01)
Discontinued operations, basic and diluted		$—	$0.01	$—	$0.01
Weighted average number of shares outstanding, basic and diluted		57,309,846	42,913,463	54,534,081	42,913,463

See accompanying notes to the financial statements

The Metals Royalty Company Inc.
Unaudited Condensed Interim Consolidated Statements of Financial Position
(Expressed in US dollars)

	Note	June 30, 2026	December 31, 2025
Assets
Current assets:
Cash		$11,790,751	$18,366,604
Accounts receivable		—	235,230
Prepaid expenses	5	1,107,948	198,164
Related party receivable	10	—	53,500
Total current assets		12,898,699	18,853,498
Non-current assets:
Computer equipment		23,028	13,565
Deposit paid	5	10,000,000	—
Derivative asset	5	18,884,000	—
Royalty and streaming interests	5	128,509,222	14,081,250
Total assets		$170,314,949	$32,948,313
Liabilities
Current liabilities:
Accounts payable and accrued liabilities		$7,166,264	$1,762,773
Current portion of long-term debt	6	556,995	—
Total current liabilities		7,723,259	1,762,773
Long-term debt	6	41,736,718	—
Total liabilities		49,459,977	1,762,773
Shareholders’ Equity
Share capital	7	139,559,340	35,471,363
Contributed surplus		3,096,741	681,527
Accumulated deficit		(21,801,109)	(4,967,350)
Total shareholders’ equity		120,854,972	31,185,540
Total liabilities and shareholders’ equity		$170,314,949	$32,948,313

See accompanying notes to the financial statements

The Metals Royalty Company Inc.
Unaudited Condensed Interim Consolidated Statements of Cash Flows
(Expressed in US dollars)

	Note	June 30, 2026	June 30, 2025
Cash flows from / (used in) operating activities:
Net income / (loss)		$(16,833,759)	$64,194
Less: Net income from discontinued operations		—	(412,990)
Net loss from continuing operations		(16,833,759)	(348,796)
Adjustments to reconcile net loss to net cash from / (used in) operating activities:
Share-based compensation	8	9,582,261	39,931
Depreciation		2,252	—
Amortization of deferred financing costs	12	155,477	—
Changes in operating assets and liabilities:
Accounts payable and accrued liabilities		5,403,491	226,698
Other operating assets and liabilities		(621,054)	(13,458)
Cash flows used in operating activities – continuing operations		(2,311,333)	(95,625)
Cash flows from operating activities – discontinued operations		—	599,610
Cash flows from / (used in) operating activities		(2,311,333)	503,985
Cash flows used in investing activities:
Acquisition of royalty interest	5	(125,811,972)	—
Deposit paid related to potential acquisition of royalty interest	5	(10,000,000)	—
Purchase of computer equipment		(11,715)	—
Cash flows used in investing activities – continuing operations		(135,823,687)	—
Cash flows used in investing activities		(135,823,687)	—
Cash flows from / (used in) financing activities:
Proceeds from equity raise, net of expenses	7	74,246,077	—
Proceeds from subscription receipts converted to common shares, net of expenses	7	15,501,773	—
Proceeds from debt financing, net of expenses	6	42,138,236	—
Return of capital		—	(1,072,837)
Withholding taxes paid on settlement of equity awards		(326,920)	—
Cash flows from financing activities – continuing operations		131,559,166	—
Cash flows from financing activities		131,559,166	—
Change in cash for the period		(6,575,853)	(568,852)
Cash at beginning of the period		18,366,604	1,395,234
Cash at end of the period		$11,790,751	$826,382

See accompanying notes to the financial statements

The Metals Royalty Company Inc.
Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in US dollars)

	Note	Number of shares	Share capital	Contributed surplus	Accumulated deficit	Total shareholders’ equity
Balance, January 1, 2026		50,926,632	$35,471,363	$681,527	$(4,967,350)	$31,185,540
Issuance of shares on equity raise, net of expenses	5, 7	6,164,141	74,246,077	—	—	74,246,077
Issuance of shares related to royalty acquisition, net of expenses	5, 7	576,923	7,500,000	—	—	7,500,000
Issuance of shares upon conversion of subscription receipts, net of expenses	7	3,134,481	15,501,773	—	—	15,501,773
Issuance of shares to consultants	7	1,024,999	5,350,000	—	—	5,350,000
Issuance of shares to Yorkville	7	77,889	1,000,000	—	—	1,000,000
Settlement of PSUs	8	139,664	490,127	(817,047)	—	(326,920)
Share-based compensation	8	—	—	3,232,261	—	3,232,261
Comprehensive loss		—	—	—	(16,833,759)	(16,833,759)
Balance, June 30, 2026		62,044,729	$139,559,340	$3,096,741	$(21,801,109)	$120,854,972

	Note	Number of shares	Share capital	Contributed surplus	Accumulated deficit	Total shareholders’ equity
Balance, January 1, 2025		42,913,463	$26,046,222	$1,435,216	$(6,082,701)	$21,398,737
Return of capital		—	(1,072,837)	—	—	(1,072,837)
Share-based compensation	8	—	—	39,931	—	39,931
Comprehensive income		—	—	—	64,194	64,194
Balance, June 30, 2025		42,913,463	$24,973,385	$1,475,147	$(6,018,507)	$20,430,025

See accompanying notes to the financial statements

The Metals Royalty Company Inc.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Three and Six Months Ended June 30, 2026 and 2025

1.	Organization of the corporation

The Metals Royalty Company Inc. (the “Company”), was incorporated in British Columbia effective October 27, 2022. The Company’s registered office is located at 3500 – 1133 Melville St., Vancouver, BC V6E 4E5. In September 2025, the Company changed its name from Low Carbon Royalites Inc. to The Metals Royalty Company Inc.

The primary business of the Company is to receive royalty revenue from natural resources properties as reserves are produced by operators over the economic life of the properties. The Company is focused on the acquisition and management of critical metals and mineral royalties, streams and other similar interests. The Company is focused on providing capital to support mineral security and independence in North America in support of accelerating domestic industry growth, including energy, defense and reindustrialization. The Company aims to focus on capital development opportunities encompassing all aspects of the critical metals and minerals value chain.

On April 8, 2026, the Company completed its direct listing on the Nasdaq Capital Market (“Nasdaq”), and its common shares commenced trading on Nasdaq under the ticker symbol “TMCR”.

Spin-Out

On August 19, 2025, the Company’s Board of Directors approved the spin-out of the Company’s Oil and Gas business, which primarily consists of royalty interests. On August 29, 2025, the Company formed 1554997 B.C. Ltd., a new wholly owned subsidiary which was utilized to execute the spin-out of the Oil and Gas business. On September 11, 2025 the Company entered into an assignment and assumption agreement with 1554997 B.C. Ltd (the “Contribution Agreement”), to contribute the Company’s royalty interests in the Maria Conchita Block and SN-9 Block, in Colombia, to such subsidiary in anticipation of distributing the shares of such subsidiary to the Company’s existing shareholders as a return of capital (the “Spin-Out”). The Contribution Agreement was amended on December 18, 2025. The Spin-Out was consummated on December 18, 2025, and the Company no longer has any interest in the Oil and Gas business, and 1554997 B.C. Ltd. ceased to be a subsidiary of the Company.

The Company met the criteria for classifying the Oil and Gas business as a discontinued operation as of September 30, 2025. Accordingly, unless otherwise indicated, the statements of income / (loss) and comprehensive income / (loss) and statements of cash flows have been adjusted for all periods presented. The statements of financial position and statements of changes in shareholders’ equity have not been adjusted. See Note 15 for further information.

2.	Basis of preparation

The unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting (“IAS 34”) under IFRS Accounting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and apply the same material accounting policy information and application as disclosed in the annual financial statements for the year ended December 31, 2025. They do not include all of the information and disclosures required by IFRS in the annual financial statements. For further information, see the Company’s annual financial statements including the notes thereto for the year ended December 31, 2025. The Company has prepared these financial statements on the basis that it will continue to operate as a going concern.

The financial statements were approved and authorized by the Company’s Board of Directors on August 10, 2026.

(a)	Basis of measurement:

The financial statements have been prepared on the historical cost basis except for the share-based payment transactions and derivative assets and derivative liabilities that have been measured at fair value.

(b)	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its 100% owned subsidiaries: TMCR Operations Inc., TMCR USA Holdings Inc., and TMCR USA Operations Inc. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Balances, transactions, income and expenses between the Company and its subsidiaries are eliminated on consolidation.

(c)	Functional and presentation currency:

These financial statements are presented in US dollars, which is the functional currency of the Company and its subsidiaries.

(d)	Foreign currency transactions and balances:

Foreign currency transactions are measured into the functional currency of the Company and its subsidiaries, using the exchange rate prevailing at the date of the transaction (spot exchange rates). Foreign exchange gains and losses resulting from the settlement of such transactions and the re-measurement of monetary items at the date of the statements of financial position are recognized in net income / (loss). Non-monetary items are not re-measured and are recorded at historical exchange rates.

(e)	New and amended standards and interpretations

On January 1, 2026, the Company adopted the amendments to IFRS 9 and IFRS 7. These amendments clarify the date of recognition and derecognition of certain financial assets and liabilities, and amended the requirements related to settling financial liabilities using an electronic payment system. The amendments also added disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs, and amended disclosures relating to equity instruments designated at fair value through other comprehensive income. These amendments did not have a material impact on the Company’s financial statements.

3.	Use of judgments, estimates and assumptions

The preparation of the Company’s unaudited condensed interim consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Therefore, actual results may differ from these estimates and assumptions.

In particular, the areas which require management to make significant judgments, estimates and assumptions in determining carrying values were the same as those applied to the Company’s financial statements for the year ended December 31, 2025, except as described below.

(a)	Embedded derivative

The Mesabi Royalty Transaction, as defined below, entitles the Company to a royalty calculated as the greater of (i) a stated percentage of the Platts Direct Reduction Pellet 67.5% Fe FOB Brazil index price and (ii) a fixed minimum price per metric tonne of production (the revenue floor). The Company has determined that the revenue floor is not closely related to the economic characteristics of the host contract and that a stand-alone instrument with the same terms as the revenue floor would meet the definition of a derivative. Because the host contract is not measured at fair value through profit or loss (“FVTPL”), the revenue floor is separated from the host contract and accounted for as a stand-alone derivative asset recognized at FVTPL.

The fair value of the embedded derivative is subject to significant estimates including the forecast pellet prices, expected annual production volumes, the volatility of the index price, and the discount rate applied. A reasonably possible change in these assumptions could result in a material change to the carrying amount of the derivative asset in future periods.

4.	Recent accounting pronouncements

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. The amendments have an effective date of later than December 31, 2026, with earlier application permitted.

IFRS 18 — Presentation and Disclosure in Financial Statements

In April 2024, IFRS 18 was issued to achieve comparability of the financial performance of similar entities. The standard, which replaces IAS 1, impacts the presentation of primary financial statements and notes, including the statement of earnings where companies will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. The standard will also require management-defined performance measures to be explained and included in a separate note within the consolidated financial statements. The standard is effective for reporting periods beginning on or after January 1, 2027, including interim consolidated financial statements, and requires retrospective application. The Company is currently assessing the impact of the new standard.

5.	Royalty and streaming interests

	Royalty and Streaming Interests
	Oil and Gas	Metal and Minerals	Total
Cost
As of January 1, 2025	$6,576,211	$14,081,250	$20,657,461
Reclassification to held for sale	(6,576,211)	—	(6,576,211)
As of December 31, 2025	—	14,081,250	14,081,250
Additions	—	114,427,972	114,427,972
As of June 30, 2026	$—	$128,509,222	$128,509,222
Accumulated depletion and impairment
As of January 1, 2025	$(848,919)	$—	$(848,919)
Depletion	(156,908)	—	(156,908)
Reclassification to held for sale	1,005,827	—	1,005,827
As of December 31, 2025	—	—	—
As of June 30, 2026	$—	$—	$—
Carrying value as of December 31, 2025	$—	$14,081,250	$14,081,250
Carrying value as of June 30, 2026	$—	$128,509,222	$128,509,222

On May 6, 2026, the Company entered into a royalty purchase agreement (the “Royalty Purchase Agreement”) with Ironclad Royalties LLC and Mesabi Investments (USA) LLC (collectively, “Mesabi”) to acquire an indexed gross production revenue royalty (with a revenue floor) on direct reduction-grade (“DR-Grade”) iron ore pellets produced from Mesabi’s iron ore project (the “Mesabi Property”) located in Nashwauk, Minnesota (the “Mesabi Royalty Transaction”). The total purchase price was $132.5 million, comprising $125.0 million in cash and $7.5 million in common shares of the Company at $13.00 per common share (note 7). Upon execution of the definitive agreement, the Company paid a deposit of $15.0 million to Mesabi (the “Transaction Deposit”). The Company had an option to purchase an additional 1.0% royalty within 45 days of the closing of the Transaction (the “Additional Purchased Royalty”).

On May 29, 2026, the Company exercised its option to acquire the Additional Purchased Royalty pursuant to the Royalty Purchase Agreement. The remaining $10.0 million of the Transaction Deposit will be credited against the cash consideration due and owing at the closing of the Additional Purchased Royalty, if completed. Otherwise, the remaining portion of the Transaction Deposit will not be refunded to the Company, except in the limited circumstances described in the Royalty Purchase Agreement. The aggregate purchase price for the Additional Purchased Royalty is $132.5 million.

The Mesabi royalty is an indexed gross production revenue royalty (with a revenue floor) on DR Grade iron ore pellets, calculated by reference to the Platts Direct Reduction Pellet 67.5% Fe FOB Brazil index price (the “Mesabi Royalty”). Indexed gross production revenue royalties are based on the volume of a defined product produced, applied at a percentage rate to a published commodity price index (typically with a contractual floor, and in some cases, ceiling). The Mesabi Royalty entitles the Company to a base royalty rate of 1.0% of gross revenue from the annual production of DR-Grade iron ore pellets from the Mesabi Property, subject to a floor of $1.50 per million tonnes, applies to a volume amount of up to 8.5 million tonnes per annum (“Mtpa”). Once annual production in any calendar year exceeds 8.5 million Mtpa, gross revenue from such overage is subject to separate royalty of 0.25%, subject to a floor of $0.375 per million tonnes. Following cumulative production of 170 million tonnes, the base and overage royalty would step down to 0.25% on production up to 8.5 Mtpa, subject to a floor of $0.375 per million tonnes, and 0.0625% on production above 8.5 Mtpa, subject to a floor of $0.09375 per million tonnes.

On June 1, 2026, the Company completed the Mesabi Royalty Transaction. The $125.0 million cash portion of the consideration for the Mesabi Royalty Transaction was funded by net proceeds from the issuance of shares in a private placement (note 7), the initial drawdown under the senior secured credit facility (note 6), and $5.0 million of the Transaction Deposit previously paid by the Company at signing of the Royalty Purchase Agreement being applied to the purchase price with the balance of $10.0 million remaining outstanding.

The Company has determined that the revenue floor in the Mesabi Royalty is not closely related to the economic characteristics of the host contract and that a stand-alone instrument with the same terms as the revenue floor would meet the definition of a derivative. In addition, because the host contract is not measured at FVTPL, the embedded derivative must be separated from the intangible asset and accounted for as a stand-alone derivative asset at FVTPL on initial recognition and subsequently remeasured at fair value. As a result, the total consideration of $132.5 million was allocated between the embedded derivative, recognized at fair value of $18.9 million, and the intangible asset, recognized at cost as the residual amount of $113.6 million. Costs directly attributable to the acquisition of $0.8 million were capitalized to the intangible asset and are not attributed to the embedded derivative.

On February 21, 2023, the Company acquired a 2.00% gross overriding royalty (the “NORI Royalty”) from Nauru Ocean Resources, Inc. ("NORI"), a wholly owned subsidiary of The Metals Company Inc. ("TMC"). TMC has an option (the “First Royalty Repurchase Option”) to purchase 50% of the NORI Royalty between February 21, 2025 and February 21, 2030 by making a payment (the “First Repurchase Payment”) to the Company in the amount that, when combined with the aggregate NORI Royalty payments received prior to the First Repurchase Payment is made, would provide an agreed rate of return. If the First Royalty Repurchase Option is exercised and TMC is not in default of its payment obligations under the NORI Royalty, TMC has an option to purchase an additional 25% of the original NORI Royalty, exercisable between February 21, 2028 and February 21, 2033, by making a payment (the “Second Repurchase Payment”) to the Company in the amount that, when combined with the aggregate NORI Royalty payments received prior to the Second Repurchase Payment is made, would provide an agreed rate of return.

6.	Long-term debt

	June 30, 2025	December 31, 2025
Balance, beginning of period	$—	$—
Drawdown	44,559,585	—
Deferred financing costs and original issue discount	(2,265,872)	—
Balance, end of period	42,293,713	—
Less: current portion:	(556,995)	—
Long-term portion	$41,736,718	$—

On June 1, 2026, in connection with the Mesabi Royalty Transaction, the Company entered into a loan agreement (the “Loan Agreement”) where the lender agreed to make available to the Company an aggregate principal amount of $51.8 million. The Loan Agreement has a senior secured term loan facility in the principal amount of $44.6 million (the “Term Loan Facility”) and a senior secured delayed draw term loan facility in the principal amount of $7.2 million (the “DDTL Facility”). The advances under the Term Loan Facility and DDTL Facility (together, the “Loan Facilities”) are subject to an original issue discount of 3.50%, and bear interest at an initial rate of 9.00% per annum, subject to scheduled increases over the term of the Loan Facilities. The Company is also required to pay a standby fee at a rate of 2.00% per annum on the average daily undrawn portion of the DDTL Facility. The Loan Facilities mature 36 months after the funding date, or June 1, 2029, and are secured by a first-priority security interest in substantially all of the Company’s assets, and a first-priority pledge of the equity interests of the Company’s subsidiaries. The Company has a requirement to maintain a minimum balance of unrestricted cash of $5.0 million from June 1, 2026 until May 31, 2028, and $15.0 million commencing on June 1, 2028 until the Loan Facilities are repaid in full.

On June 1, 2026, the Company drew the full $44.6 million principal available under the Term Loan Facility. After adjusting for the original issue discount (“OID”) of $1.6 million and financing costs of $0.9 million, the net proceeds from the Term Loan Facility was $42.1 million. The DDTL Facility remained undrawn as at June 30, 2026, and is available only to fund the Additional Purchased Royalty. The Company is required to make scheduled monthly principal payments in an amount equal to one-twelfth of fifteen percent of the original principal amount of the Loan Facilities starting in the thirteenth month following June 1, 2026.

The Company may, at its option, prepay all or any portion of the outstanding principal amount under the Loan Facilities at any time, in whole or in part (provided that if in part, in an amount not less than $2.5 million), together with accrued and unpaid interest on the amount prepaid through the date of prepayment, subject to the payment of a customary make-whole or prepayment premium as set forth in the Loan Agreement. The Loan Agreement also requires mandatory prepayment of the outstanding loans, together with accrued and unpaid interest and any applicable prepayment premium, upon the occurrence of certain events, including (i) asset sales and other dispositions outside the ordinary course of business above customary thresholds, subject to customary reinvestment rights; (ii) incurrence of indebtedness for borrowed money that is not permitted under the Loan Agreement; (iii) receipt of insurance proceeds and condemnation proceeds above customary thresholds, subject to customary reinvestment rights; (iv) a change of control of the Company; and (v) receipt of proceeds from capital raises, in certain circumstances, as more particularly set out in the Loan Agreement. The full outstanding principal balance, together with accrued and unpaid interest, is due in cash on the maturity date.

Except for scheduled amortization payments, any repayment of principal occurring on or before the 24-month anniversary of the June 1, 2026 closing date is subject to a prepayment fee equal to a prepayment multiple of 0.15 in year one and 0.30 in year two of the principal repaid, less interest and OID previously paid on that principal.

If the principal amount is repaid in full on or before the 24-month anniversary, an additional fee applies, equal to the greater of zero and the amount by which the prepayment multiple applied to the original principal exceeds all OID, interest, and prepayment fees already paid. Repayments occurring after the 24-month anniversary are instead subject to a call premium, starting at 5.00% and increasing by a further 1.00% each quarter thereafter if the principal remains outstanding through the 36-month anniversary.

The prepayment option is not clearly and closely related to the host contract. As a result, it is accounted for as an embedded derivative that is required to be separated from the loan and measured at fair value through profit or loss. As at June 1, 2026 and June 30, 2026, the fair value of the prepayment option was nil.

As at June 30, 2026, the Company was in compliance with its financial covenants.

7.	Shareholders’ equity

Standby Equity Purchase Agreement

In July 2025, the Company entered into a Standby Equity Purchase Agreement (the “SEPA”) with YA II PN, LTD. (“Yorkville”). Under the SEPA, upon the public listing of the Company’s shares and the close of the subsequent receipt financing, Yorkville is committed to buying up to $100.0 million of the Company’s common shares during the 36 months following the effective date of the SEPA. The Company, at its sole discretion, has the right, but not the obligation, to sell to Yorkville common shares at 96% – 97% of market price. The obligation to purchase shares is limited by i) Yorkville’s ownership limitation of 4.99% of the common shares ii) the number of registered common shares of the Company, and iii) the shares issued under the SEPA cannot exceed 19.99% of the issued and outstanding common shares of the Company.

Common shares

On February 12, 2026, the Board of Directors approved the grant of 1,000,000 unrestricted share awards pursuant to the Company’s equity incentive plan (the “LTIP”) to a consultant of the Company. Accordingly, the Company issued 1,000,000 common shares of the Company at a deemed issue price of US$5.00 per share for past consulting services, with immediate vesting. In May 2026, the Board of Directors approved the issuance of 24,999 common shares of the Company to consultants at $14.00 per share for past consulting services. On June 3, 2026, the Company issued 77,889 common shares to Yorkville at $12.84 per share as consideration for the commitment fees payable under the SEPA. The Company recorded a share-based compensation expense of $1.4 million for the three months and $6.4 million for the six months ended June 30, 2026 related to these share issuances.

On March 23, 2026, the Nasdaq granted conditional approval to list our common shares under the symbol “TMCR”. As a result, the escrow release requirements related to the subscription receipts were met and 3,134,481 subscription receipts were automatically exchanged into common shares of the Company. Upon release of the proceeds from escrow, the Company received gross proceeds of $15.7 million and interest income of $0.2 million earned on the subscription receipts. The Company incurred issuance costs of $0.2 million in connection with the subscription receipt financing.

On May 19, 2026, the Company issued 139,664 common shares in connection with the vesting of performance share units (note 8).

On June 1, 2026, concurrent with the closing of the Mesabi Royalty Transaction, the Company issued and sold 6,164,141 common shares in a private placement to certain institutional and accredited investors at $13.00 per common share for aggregate gross proceeds of approximately $80.1 million (the “PIPE Financing”). The Company incurred issuance costs of $5.9 million in connection with the PIPE Financing. In addition, the Company issued 576,923 common shares at $13.00 per common share to Ironclad Royalties LLC to satisfy the share consideration payable of $7.5 million under the Mesabi Royalty Transaction (note 5).

8.	Share-based compensation

Stock options

The following table summarizes the stock option activity for the six months ended June 30, 2026:

	Options	Weighted Average Exercise Price	Weighted-Average Remaining Contractual Term (In Years)
Outstanding as of January 1, 2025	3,950,000	$0.65	7.65
Granted	872,250	5.00	9.37
Exercised	(3,950,000)	0.65	6.68
Outstanding as of December 31, 2025	872,250	$5.00	9.37
Outstanding as of June 30, 2026	872,250	$5.00	9.37
Exercisable as of June 30, 2026	—	$—	—

The Company recognized share-based compensation expense related to stock options for the three and six months ended June 30, 2026 of $0.3 million and $0.6 million, respectively (2025 – $nil and $40 thousand, respectively).

RSUs

The following table summarizes the RSU activity for the six months ended June 30, 2026:

	RSUs	Weighted Average Grant Date Fair Value
Outstanding as of January 1, 2025	—	$—
Granted	909,750	5.00
Outstanding as of December 31, 2025	909,750	$5.00
Outstanding as of June 30, 2026	909,750	$5.00
Exercisable as of June 30, 2026	—	$—

The Company recognized share-based compensation expense related to RSUs for the three and six months ended June 30, 2026 of $0.8 million and $1.5 million, respectively (2025 - $nil).

PSUs

The following table summarizes the PSU activity for the six months ended June 30, 2026:

	PSUs	Weighted Average Grant Date Fair Value
Outstanding as of January 1, 2025	—	$—
Granted	659,250	2.83
Outstanding as of December 31, 2025	659,250	$2.83
Granted	3,000,000	0.80
Vested	(164,812)	(2.83)
Outstanding as of June 30, 2026	3,494,438	$1.05
Exercisable as of June 30, 2026	—	$—

On March 10, 2026, the Board of Directors approved, subject to shareholder approval, the CEO Performance Plan to authorize a single award of 3,000,000 performance share units (“PSUs”) to the Company’s CEO. The plan authorizes the issuance of up to 3,000,000 common shares and does not permit the grant of additional awards. The PSUs vest upon achieving specific stock price thresholds of $30, $40, and $50 per share, measured based on a 20-trading day average closing price during a five-year performance period. Subject to the CEO’s continued service with the Company, one-third of the PSUs vest on achievement of $30 per share, one-third of the PSUs vest on achievement of $40 per share and the final one-third of the PSUs vest on achievement of $50 per share. PSUs that vested will be settled in either common shares or cash, at the Company’s discretion. Any common shares issued in settlement will be subject to a holding restriction through the end of the five-year performance period. On March 19, 2026, the shareholders approved the CEO Performance Plan. The fair value of PSUs granted under the CEO Performance Plan was $2.4 million based on a fair value of $0.80 per PSU. The Company estimated the fair value of these PSUs using a Monte Carlo Simulation.

The Company recognized share-based compensation expense related to PSUs for the three and six months ended June 30, 2026 of $1.0 million and $1.1 million, respectively (2025 - $nil).

9.	Financial risk management

The Company’s risk exposures and the impact on the financial instruments are summarized below. There have been no material changes to the risks, objectives, policies and procedures during the six months ended June 30, 2026, with the exception of the items arising from the Loan Facilities (note 6) that the Company entered into on June 1, 2026, as described below.

(a)	Credit risk:

Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument and the potential for loss due to the failure of a borrower to repay a loan. Credit risk arises predominantly with respect to the Company’s cash and receivables. As of June 30, 2026, the Company’s maximum credit risk exposure is represented by the respective carrying amounts of the financial assets in the statement of financial position. The Company maintains its cash in a high-quality financial institution and closely monitors its royalty receivable balances.

(b)	Liquidity risk:

Liquidity risk is the risk of loss from not having access to sufficient funds to meet both expected and unexpected cash demands, including debt service payments. The Company manages its exposure to liquidity risk through prudent management of its statement of financial position, including maintaining sufficient cash balances. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. Management continuously monitors and reviews both actual and forecasted cash flows, including acquisition activities.

The Company expects to meet its future financing requirements, including repayment of the Loan Facilities, by refinancing maturing debt and the issuance of equity when considered appropriate, including the issuance of common shares under the SEPA, once the registration is effective. If the Company fails to make or renegotiate interest or principal payments, comply with its financial covenants, or issue additional equity or debt when required, the Company’s financial condition and results of operations could be materially adversely affected.

(c)	Commodity price risk:

Commodity price risk is the risk the Company will encounter fluctuations in its future royalty production revenue with changes in commodity prices. Commodity prices for metals and minerals are influenced by global and regional factors, including levels of supply and demand, weather, and geopolitical factors. The Company does not hedge its commodity price risk.

(d)	Foreign currency risk:

Although we report our financial results in United States dollars, certain expenses and potential future investments related to our royalty interests may be denominated in foreign currencies. As a result, we are subject to fluctuations in exchange rates, which could impact the value of our royalty revenues, operating costs, and investment returns. We do not currently engage in hedging activities or enter into derivative contracts to mitigate this exposure. Accordingly, adverse movements in foreign exchange rates could materially affect our financial condition and results of operations.

(e)	Interest rate risk:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Because the Loan Facilities are financed at fixed interest rates, the Company’s near-term cash flows are not directly exposed to fluctuations in market interest rates.

(e)	Capital risk management:

The Company’s primary objective when managing capital is to provide a sustainable return to shareholders through managing and growing the Company’s resource asset portfolio while ensuring capital protection. The Company defines capital as its cash and its outstanding debt, which is managed by the Company’s management subject to approved policies and limits by the Board of Directors.

The Company is subject to financial covenants under its loan agreement. As of June 30, 2026, the Company has cash totaling $11.8 million, and was in compliance with its financial covenants under the loan agreement.

10.	Related Party Disclosures

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and also comprise the directors of the Company.

The remuneration of the directors and other members of key management personnel during the three and six months ended June 30, 2026 and 2025 were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Cash compensation	$467,044	$—	$925,794	$—
Stock-based compensation	1,024,924	—	1,704,191	18,598
	$1,491,968	$—	$2,629,985	$18,598

Certain directors and officers subscribed for and purchased 213,847 common shares in connection with the PIPE Financing on substantially the same terms, including the same per-share purchase price of $13.00 as the other investors, for a total subscription price of $2.8 million. TMC subscribed for and purchased 76,923 common shares in connection with the PIPE Financing for a total subscription price of $1.0 million.

As at June 30, 2026, the Company had a related party receivable balance from certain key management personnel of $nil (December 31, 2025 - $54 thousand).

11.	General and administrative expenses

The Company’s general and administrative expenses incurred for the three and six months ended June 30, 2026 and 2025 are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Direct listing expenses	$401,711	$—	$3,012,466	$—
Salaries and benefits	946,600	192,276	1,698,561	195,995
Office and administrative expenses	607,791	48,267	1,244,991	97,711
Legal and accounting expenses	447,437	12,413	994,355	18,173
Consulting fees	66,324	—	177,639	10,834
Insurance expense	148,169	6,872	154,981	13,929
	$2,618,033	$259,828	$7,282,994	$336,642

12.	Finance costs / (income), net

The Company’s finance costs / (income) incurred for the three and six months ended June 30, 2026 and 2025 are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Interest expense on long-term debt	$366,505	$—	$366,505	$—
Amortization of deferred financing costs	155,477	—	155,477	—
Interest income	—	(11,246)	(553,478)	(27,777)
	$521,982	$(11,246)	$(31,496)	$(27,777)

13.	Segment reporting

The Company had two reportable operating segments, Metals and Minerals and Oil and Gas. These operating segments represent components of the Company’s business where separate financial information is available and which are evaluated on a regular basis by the Company’s Chief Executive Officer, who is the Company’s chief decision maker, for purposes of assessing performance. For the three and six months ended June 30, 2025, revenue, cost of sales and gross profit (loss) were derived solely from the Oil and Gas segment, which consists entirely of assets located in Colombia. The Oil and Gas segment was classified as discontinued operations effective September 2025 (see note 1 and note 15).

Royalty and streaming interests as of June 30, 2026 and December 31, 2025 related to Metals and Mining are presented by geographic area based on the location of the operations giving rise to the royalty or streaming interest.

	June 30, 2026	December 31, 2025
United States	$114,427,972	$—
Pacific Ocean	14,081,250	14,081,250
Total royalty and streaming interests	$128,509,222	$14,081,250

Continuing operations consisting of the Metals and Minerals segment had no revenues, operating expenses or gross profit for the three and six months ended June 30, 2026 and 2025.

Reconciliation of segment gross profit

Operating expenses and interest income are not allocated to individual segments as these are managed on an overall Company basis. The reconciliation between reportable segment gross profit to the Company’s net loss before tax is as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Gross profit	$—	$—	$—	$—
General and administrative expenses	(2,618,033)	(259,828)	(7,282,994)	(336,642)
Share-based compensation expenses	(3,481,743)	—	(9,582,261)	(39,931)
Finance income / (costs), net	(521,982)	11,246	31,496	27,777
Loss from continuing operations before recovery of income taxes	$(6,621,758)	$(248,582)	$(16,833,759)	$(348,796)

14.	Commitments and contingencies

The Company currently does not have any commitments or contingencies as of June 30, 2026.

15.	Discontinued operations

On December 18, 2025, the Company completed the Spin-Out. Net income from discontinued operations of the Oil and Gas business consists of the following:

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Revenue
Royalty income	$—	$273,205	$—	$525,830
Cost of Sales
Depletion	—	(53,783)	—	(112,840)
Net income from discontinued operations	$—	$219,422	$—	$412,990

16.	Subsequent events

Extension of Closing Date for Additional Mesabi Royalty

On July 31, 2026, the Company agreed with Mesabi to extend the closing under the Royalty Purchase Agreement relating to the Company’s option to acquire the Additional Mesabi Royalty in the Project to August 15, 2026, with an option for TMCR to further extend to August 21, 2026.

Share-Based Awards Granted

On July 13, 2026, the Company issued 1,000,000 PSUs and 1,000,000 options under the LTIP to Michael B. Hess, Director and Non-Executive Co-Chairman of the Company. The Company also granted Mr. Hess an inducement bonus of $5.9 million, which was satisfied by awarding Mr. Hess 1,000,000 unrestricted stock awards. As a result, the Company issued 1,000,000 common shares of the Company to Mr. Hess, with immediate vesting. The PSUs vest upon achieving specific stock price thresholds of $30, $40, and $50 per share, measured based on a 20-trading day average closing price during a five-year performance period. Subject to the Mr. Hess’ continued service with the Company, one-third of the PSUs vest on achievement of $30 per share, one-third of the PSUs vest on achievement of $40 per share and the final one-third of the PSUs vest on achievement of $50 per share. Any common shares issued in settlement will be subject to a holding restriction through the end of the five-year performance period. The options awarded to Mr. Hess vest 25% on each of the first, second, third and fourth anniversary of the grant date, has an exercise price of $5.93 per share, and a 10 year term.

On July 13, 2026, the Company issued 4,214 unrestricted stock awards under the LTIP to consultants of the Company. Accordingly, the Company issued 4,214 common shares of the Company for past consulting services with immediate vesting